PRICING SUPPLEMENT DATED NOVEMBER 12, 2003
------------------------------------------
(To Prospectus Supplement and Prospectus dated June 3, 2003)
Pricing Supplement Number:  2339

                           MERRILL LYNCH & CO., INC.
                          Medium-Term Notes, Series B
                  Due Nine Months or More from Date of Issue

  Protected Notes Linked to the Performance of the Global Equity Index Basket
                             due November 20, 2008
                                 (the "Notes")
                                  __________

         The Notes, as further described below, have a five-year term and are a U.S. dollar denominated investment linked to a basket of equity indices designed to provide exposure to the performance of several equity markets globally. The Notes are designed for investors who believe these equity indices will, in the aggregate, appreciate during the term of the Notes. The Notes are 100% principal protected, meaning that at maturity you will receive no less than $1,000 per $1,000 principal amount of the Notes.

         The Notes are part of a series of senior debt securities entitled "Medium-Term Notes, Series B" as more fully described in the accompanying Prospectus (which term includes the accompanying Prospectus Supplement). Information included in this Pricing Supplement supercedes information in the Prospectus to the extent it is different from the information included in the Prospectus.

         References in this Pricing Supplement to "ML&Co.", "we", "us" and "our" are to Merrill Lynch & Co., Inc., and references to "MLPF&S" are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

         Investing in the Notes involves risks that are described in the "Risk Factors" section of this Pricing Supplement and the accompanying Prospectus Supplement.


Aggregate principal amount...................     $2,500,000

Stated Maturity Date.........................     November 20, 2008

Issue Price..................................     $1,000 per Note

Original Issue Date..........................     November 20, 2003

Amount Payable at Maturity...................     At the Stated Maturity Date, for each $1,000 aggregate principal amount of Notes that you own at maturity, you will receive a cash payment (the "Redemption Amount") equal to:

                                                                                          (Ending Value - Starting Value)
                                                  $1,000 + (Participation Rate x $1,000 x  -----------------------------
                                                                                          (      Starting Value         )
                                                  provided, however, you will not receive less than $1,000 per Note.

Participation Rate...........................     The "Participation Rate" equals 79.25%.  The Participation Rate was set on November 12, 2003, the date the Notes were priced for initial sale to the public (the "Pricing Date").

Starting Value...............................     The "Starting Value" equals 100.

Ending Value.................................     The "Ending Value" will be determined by the Calculation Agent (as defined below) and will equal the average, arithmetic mean, of the closing level of the Basket as determined by the Calculation
                                                  Agent, at its sole discretion, on each of the 24 Calculation Days during the Calculation Period, as described herein.

The Basket...................................     The Basket is comprised of the Standard & Poor's 500 Index ("S&P
                                                  500"), the Nasdaq-100 Index ("Nasdaq-100"), the Dow Jones


Nasdaq(R)100, Nasdaq-100 Index(R), and Nasdaq(R)are trade or service marks of The Nasdaq Stock Market, Inc. and are licensed for use by Merrill Lynch & Co., Inc.
Standard & Poor's(R), Standard & Poor's 500(R), S&P 500(R), S&P(R)and 500 are trademarks of The McGraw-Hill Companies,
Inc. and have been licensed for use for certain purposes by Merrill Lynch Capital Services, and Merrill Lynch &
Co., Inc. is an authorized sublicensee.  The Notes are not sponsored, endorsed, sold or promoted by Standard and
Poor's.



                                                  EURO STOXX 50 Index ("STOXX 50") and the Nikkei 225 Stock Average
                                                  ("Nikkei 225") (each referred to individually as a "Basket
                                                  Component").  The level of the Basket was set to 100 on the
                                                  Pricing Date and each Basket Component was assigned a multiplier which reflects the weighted contribution of each Basket Component to the level of the Basket (each a "Multiplier").  The closing level of the Basket will equal the sum of the products of the closing value of each Basket Component on each Calculation Day (as defined below) and the relevant Multiplier.  For each Basket
                                                  Component, the symbol, the weight relative to the other Basket
                                                  Components, the closing value on the Pricing Date, the Multiplier and the contribution to the Basket level are disclosed in the chart below.
                                                                                    Closing                   Basket
                                                      Name      Symbol    Weight      Value      Multiplier    Level
                                                      ----      ------    ------    -------      ----------   -------

                                                    S&P 500       SPX        40       1,058.53   0.037788254   40.00

                                                   Nasdaq-100     NDX        20       1,443.52   0.013855021   20.00

                                                    STOXX 50      SX5E       20       2,627.15   0.007612812   20.00

                                                   Nikkei 225     NKY        20      10,337.67   0.001934672   20.00

                                                  Current information regarding the closing value of each Basket
                                                  Component is available from Standard & Poor's, the Nasdaq Stock
                                                  Market, Inc., STOXX Limited and the Nihon Keizai Shimbun, Inc.
                                                  as well as numerous market information services.

                                                  Please note that an investment in the Notes does not entitle you to any ownership interest in the stocks of the companies included in the Basket or the value of any dividends paid on those stocks.

Business Day.................................     "Business Day" means any day other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

Basket Business Day..........................     "Basket Business Day" means a day on which each Basket Component or any successor index is calculated and published.

Calculation Period...........................     "Calculation Period" means the period from and including November
                                                  2006 to and including November 2008.

Calculation Day..............................     "Calculation Day" means the 12th of each month during the
                                                  Calculation Period or, if the 12th of any month is not a Basket
                                                  Business Day or a Market Disruption Event (as defined herein)
                                                  occurs or is continuing on such 12th day, the next scheduled
                                                  Basket Business Day immediately following the 12th regardless of whether a Market Disruption Event occurs or is continuing.

CUSIP number.................................     59018YSC6

ISIN.........................................     US59018YSC60

Form of Notes................................     Book-entry.

Denominations................................     We will issue and sell the Notes in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Trustee......................................     JPMorgan Chase Bank.

Calculation Agent............................     Merrill Lynch, Pierce, Fenner & Smith Incorporated.

                                                  All percentages resulting from any calculation on the Notes will be


                                                      PS-2

                                                  rounded to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards, e.g., 9.876545% (or .09876545) would be rounded to
                                                  9.87655% (or .0987655). All dollar amounts used in or resulting from this calculation will be rounded to the nearest cent with one-half cent being rounded upwards.

Underwriting Discount........................     2% of the aggregate principal amount.  MLPF&S may offer the Notes through an affiliate to one or more dealers for resale to
                                                  investors and may allow a discount or pay a commission of up to
                                                  2% to such dealers.

Proceeds to ML&Co............................     98% of the aggregate principal amount.



                                 RISK FACTORS

         Your investment in the Notes will involve certain risks. You should consider carefully the following discussion of risks before you decide that an investment in the Notes is suitable for you.

You may not earn a return on your investment

         You should be aware that if the Ending Value does not exceed the Starting Value at maturity, the Redemption Amount will equal the principal amount of the Notes. This will be true even if the level of the Basket was higher than the Starting Value at some time during the life of the Notes but the average of the closing levels of the Basket determined on the specified days in the Calculation Period falls below, or is not sufficiently above, the Starting Value. In such an event, we will pay you only the principal amount of your Notes.

Your yield may be lower than the yield on other standard debt securities of comparable maturity

         The amount we pay you at maturity may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Your return will not reflect the return of owning the stocks included in the Basket Components

         The Calculation Agent calculates the level of the Basket by reference to the values of four major international market indices that reflect the prices of the common stocks included in those indices without taking into consideration the value of dividends paid on those stocks. The return on your Notes will not reflect the return you would realize if you actually owned all of the stocks underlying each of the Basket Components and received the dividends paid on those stocks because the value of the Basket Components are calculated by reference to the prices of the stocks included in the Basket Components without taking into consideration the value of any dividends paid on those stocks.

Your return may be affected by factors affecting international securities markets

         The Basket Components that comprise the Basket measure the value of the equity securities of companies listed on various U.S., European and Asian exchanges. The return on the Notes will be affected by factors affecting the value of securities in these markets. The European and Asian securities markets may be more volatile than U.S. or other securities markets and may be affected by market developments in different ways than U.S. or other securities markets. Direct or indirect government intervention to stabilize a particular non-U.S. securities market and cross-shareholdings in European and Asian companies on these markets may affect prices and the volume of trading on those markets. Also, there is generally less publicly available information about non-U.S. companies than about U.S. companies that are subject to the reporting requirements of the Securities and Exchange Commission. Additionally, non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

         The prices and performance of securities of companies in Europe and Asia may be affected by political, economic, financial and social factors in those regions. In addition, recent or future changes in a country's government, economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to non-U.S. companies or investments in non-U.S. equity securities, and possible fluctuations in the rate of exchange between currencies are factors that could negatively affect the international securities markets. Moreover, the relevant European and Asian economies may differ favorably or unfavorably from the U.S. economy in economic factors such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Because some of the Basket Components comprising the Basket have a greater weighting than others in calculating the level of the Basket, fluctuations in the securities markets that those Basket Components measure will have a greater relative effect on the level of the Basket than will fluctuations in securities markets measured by Basket Components with a lesser weighting.

Your return may be affected by currency exchange rates

         Although the stocks included in the Basket Components may be traded in currencies other than U.S. dollars and the Notes are denominated in U.S. dollars, we will not adjust the amount payable at maturity for currency exchange rates in effect at the maturity of the Notes. Any amount in addition to the principal amount of each unit payable to you at maturity is based solely upon the percentage increase in the Basket. Changes in exchange rates, however, may reflect changes in the relevant European and Asian economies which in turn may affect the value of the Basket Components, the Basket and the Notes.

The Component Publishers have no obligations relating to the Notes

         The publishers that calculate and publish each of the Basket Components (the "Component Publishers") have no obligations relating to the Notes or amounts to be paid to you, including any obligation to take the needs of ML&Co. or of beneficial owners of the Notes into consideration for any reason. The Component Publishers will not receive any of the proceeds of the offering of the Notes and are not responsible for, and has not participated in, the offering of the Notes and are not responsible for, and will not participate in, the determination or calculation of the amount receivable by beneficial owners of the Notes.

         The Component Publishers are under no obligation to continue the calculation and dissemination of any of the Basket Components. The Notes are not sponsored, endorsed, sold or promoted by the Component Publishers. No inference should be drawn from the information contained in this Pricing Supplement that the Component Publishers make any representation or warranty, implied or express, to ML&Co., the holder of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Basket Components or the Basket to track general stock market performance.

         ML&Co. does not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to the companies included in the Basket Components. Any prospective purchaser of the Notes should undertake an independent investigation of the companies included in the Basket Components as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The composition of the companies included in the Basket Components does not reflect any investment or sell recommendations of ML&Co. or its affiliates.

A trading market for the Notes is not expected to develop

         The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate, MLPF&S has indicated that it expects to bid for Notes offered for sale to it by Note holders, it is not required to do so and may cease making such bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until maturity.

Many factors affect the value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

         The value of the Notes will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the value of the Notes caused by another factor and that the effect of one factor may exacerbate the decrease in the value of the Notes caused by another factor. For example, a change in the volatility of the Basket may offset some or all of any increase in the value of the Notes attributable to another factor, such as an increase in the level of the Basket. In addition, an increase in interest rates may offset other factors that would otherwise increase the level of the Basket, and therefore, may decrease the value of the Notes. The following paragraphs describe the expected impact on the value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

         The level of the Basket is expected to affect the value of the Notes. We expect that the market value of the Notes will depend substantially on the amount by which the Basket exceeds the Starting Value. If you choose to sell your Notes when the level of the Basket exceeds the Starting Value, you may receive substantially less than the amount that would be payable at maturity based on that level because of the expectation that the Basket will continue to fluctuate until the Ending Value is determined. If you choose to sell your Notes when the level of the Basket is below, or not sufficiently above, the Starting Value, you may receive less than the $1,000 principal amount per Note.

         Changes in the volatility of the Basket Components are expected to affect the value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Basket increases or decreases, the value of the Notes may be adversely affected.

         Changes in the levels of interest rates are expected to affect the value of the Notes. We expect that changes in interest rates, even if they do not affect the level of the Basket as described above, may affect the value of the Notes and, depending upon other factors (such as the then current level of the Basket, the magnitude of the changes in interest rates and the time remaining to the maturity of the Notes), such changes may be adverse to holders of the Notes.

         As the time remaining to maturity of the Notes decreases, the "time premium or discount" associated with the Notes will decrease. We anticipate that before their maturity, the Notes may have a value above or below that which would be expected based on the level of interest rates and the level of the Basket. This difference will reflect a "time premium or discount" due to expectations concerning the level of the Basket during the period before the stated maturity of the Notes. As the time remaining to maturity decreases, any discount or premium attributed to the value of the Notes will diminish, increasing or decreasing the value of the Notes.

         Changes in dividend yields of the stocks included in the Basket Components are expected to affect the value of the Notes. In general, if dividend yields on the stocks included in the Basket Components increase, we expect that the value of the Notes will decrease and, conversely, if dividend yields on these stocks decrease, we expect that the value of the Notes will increase.

         Changes in our credit ratings may affect the value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase in the level of the Basket at maturity, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

         In general, assuming all relevant factors are held constant, we expect that the effect on the value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Amounts payable on the Notes may be limited by state law

         New York State law governs the 1993 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

         While we believe that New York law would be given effect by a state or Federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Purchases and sales by us and our affiliates may affect your return

         We and our affiliates may from time to time buy or sell the stocks underlying the Basket Components or futures or options contracts on the Basket Components for our own accounts for business reasons and expect to enter into these transactions in connection with hedging our obligations under the Notes. These transactions could affect the price of these stocks and, in turn, the value of the Basket Components and the level of the Basket in a manner that could be adverse to your investment in the Notes.

Potential conflicts of interest could arise

         Our subsidiary, MLPF&S, is our agent for the purposes of calculating any and all amounts payable on the Notes. Under certain circumstances, MLPF&S' role as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with the determination of the closing value of a Basket Component upon the occurrence of a Market Disruption Event, or in connection with its determination as to whether the value of the Basket Components can be calculated on a particular Basket Business Day, or in connection with judgments that it would be required to make in the event of a discontinuance of any Basket Component. See the sections entitled "Adjustments to the Basket Components; Market Disruption Events" and "Discontinuance of the Basket Components" in this Pricing Supplement. MLPF&S is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, you should be aware that because we control MLPF&S, potential conflicts of interest could arise.

         We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay amounts due at maturity on the Notes. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

         ML&Co. or its affiliates may presently or from time to time engage in business with one or more of the companies included in the Basket Components including extending loans to, or making equity investments in, the companies included in the Basket Components or providing advisory services to the companies included in the Basket Components, including merger and acquisition advisory services. In the course of business, ML&Co. or its affiliates may acquire non-public information relating to the companies included in the Basket Components and, in addition, one or more affiliates of ML&Co. may publish research reports about the companies included in the Basket Components. ML&Co. does not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to the companies included in the Basket Components. Any prospective purchaser of the Notes should undertake an independent investigation of the companies included in the Basket Components as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The composition of the companies included in the Basket Components does not reflect any investment or sell recommendations of ML&Co. or its affiliates.

Tax consequences

         You should consider the tax consequences of investing in the Notes. See the section entitled "United States Federal Income Taxation" in this Pricing Supplement.

                       HYPOTHETICAL RETURNS AT MATURITY

         The following table illustrates, for a range of hypothetical Ending Values of the Basket during the Calculation Period:

         o the percentage change from the Starting Value to the hypothetical Ending Value;

         o the total amount payable at maturity for each $1,000 principal amount of the Notes;

         o the total rate of return to beneficial owners of the Notes, assuming the Notes are held to the Stated Maturity Date;

         o the pretax annualized rate of return to beneficial owners of Notes, assuming the Notes are held to the Stated Maturity Date; and

         o the pretax annualized rate of return of an investment in the stocks included in the Basket Components comprising the Basket, which includes an assumed aggregate dividend yield of 1.43% per annum, as more fully described below.

                        Percentage
                          Change
   Hypothetical          From the
      Ending           Hypothetical        Total Amount         Total
       Value             Starting           Payable at         Rate of                             Pretax Annualized
       during         Value to the        Maturity per         Return       Pretax Annualized       Rate of Return of
    Calculation        Hypothetical         Unit of the        on the       Rate of Return on       Stocks included in
      Period           Ending Value          Notes             Notes           the Notes(1)          the Basket (1)(2)
-------------------  -----------------   -----------------   ------------  -------------------     ---------------------
       20.00              -80.00%           $1,000.00           0.00%            0.00%                -25.25%
       40.00              -60.00%           $1,000.00           0.00%            0.00%                -15.09%
       50.00              -50.00%           $1,000.00           0.00%            0.00%                -11.42%
       60.00              -40.00%           $1,000.00           0.00%            0.00%                 -8.26%
       70.00              -30.00%           $1,000.00           0.00%            0.00%                 -5.47%
       80.00              -20.00%           $1,000.00           0.00%            0.00%                 -2.96%
       90.00              -10.00%           $1,000.00           0.00%            0.00%                 -0.67%
      100.00(3)             0.00%           $1,000.00           0.00%            0.00%                  1.44%
      110.00               10.00%           $1,079.25           7.93%            1.53%                  3.39%
      120.00               20.00%           $1,158.50          15.85%            2.96%                  5.22%
      130.00               30.00%           $1,237.50          23.78%            4.31%                  6.94%
      140.00               40.00%           $1,317.00          31.70%            5.58%                  8.56%
      150.00               50.00%           $1,396.25          39.63%            6.78%                 10.11%
      160.00               60.00%           $1,475.50          47.55%            7.92%                 11.57%
      180.00               80.00%           $1,634.00          63.40%           10.05%                 14.32%



_________
(1) The annualized rate of return specified in the preceding table are calculated on a semiannual bond equivalent basis.
(2)  This rate of return assumes:
     (a) an investment of a fixed amount in the stocks included in the Basket Components with the allocation of this amount reflecting the relative weights of these stocks in each of the Basket Components as of the Pricing Date;
     (b) a percentage change in the aggregate price of the stocks comprising each of the Basket Components, and consequently a percentage change in each of the Basket Components, that equals the percentage change in the Basket from the Starting Value to the relevant hypothetical Ending Value;
     (c) a constant dividend yield of 1.43% per annum (1.61% for S&P 500, 0.19% per annum for Nasdaq-100, 2.84% per annum for STOXX 50 and 0.88% per annum for Nikkei 225), paid quarterly from the date of initial delivery of the Notes, applied to the value of the Basket Component at the end of each quarter assuming this value increases or decreases linearly from the Starting Value to the applicable hypothetical Ending Value.
     (d) no transaction fees or expenses in connection with purchasing and holding stocks included in each Basket Component;
     (e) an investment term from November 20, 2003 to November 20, 2008, and
     (f) a final level of the Basket equal to the hypothetical Ending Value.
(3)  This is the Starting Value of the Basket.

         The above figures are for purposes of illustration only. The actual amount receivable by you at maturity and the resulting total and pretax annualized rate of return will depend on the actual Ending Value determined by the Calculation Agent as described in this Pricing Supplement.

                                  THE BASKET

         The Calculation Agent will calculate the closing level of the Basket on each Calculation Day. The Calculation Agent generally calculates the closing level of the Basket based on the most recently reported closing values of the Basket Components as determined on each Calculation Day.

Determination of the Multiplier for each Basket Component

         The weighting of each Basket Component was set on November 12, 2003, and the Multiplier for each Basket Component was then calculated and equaled:

         o    the weighting for the Basket Component, divided by

         o    the most recently available value of the Basket Component.

         The Multipliers were calculated in this way so that the Basket would equal 100.00 on November 12, 2003. The Calculation Agent may adjust the Multiplier of any Basket Component in the event of a significant change in how that Basket Component is calculated, as described below.

Computation of the Basket

         The Calculation Agent calculates the closing level of the Basket by summing the products of the most recently available closing value of each Basket Component on a Calculation Day and the Multiplier applicable to each Basket Component. Because some Basket Components are based on stocks traded on exchanges in Europe and Asia, once the applicable exchanges close and the values of the Basket Components become fixed until these exchanges reopen, the value of such Basket Component will be fixed for calculation purposes. If a scheduled Calculation Day is not a Basket Business Day or a Market Disruption Event (as defined below) occurs or is continuing on such day, the next scheduled Basket Business Day immediately following such day will be the Calculation Day, regardless of whether a Market Disruption Event occurs or is continuing on such day. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and, absent manifest error, will be conclusive for all purposes and binding on ML&Co. and beneficial owners of the Notes.

Basket Components

         For each of the Basket Components, the following table sets forth the name of the Basket Component, the symbol, the weight relative to the other Basket Components, the closing value on the Pricing Date, the Multiplier and the contribution to the Basket level as of the Pricing Date:


                                                                           Closing                         Basket
               Basket Component                   Symbol     Weight         Value         Multiplier        Level
               ----------------                 ----------  ---------    -------------   --------------    -------
S&P 500 Index..................................     SPX        40          1,058.53       0.037788254      40.00

Nasdaq-100 Index...............................     NDX        20          1,443.52       0.013855021      20.00

Dow Jones EURO STOXX 50 Index..................    SX5E        20          2,627.15       0.007612812      20.00

Nikkei 225 Stock Average.......................     NKY        20         10,337.67       0.001934672      20.00

         Total.................................                                                           100.00


         The following is certain information concerning each Basket Component. All disclosure contained in this Pricing Supplement regarding the Basket Components is derived from publicly available information.

         S&P 500 Index

         Description of S&P 500: The S&P 500 is intended to provide an indication of the pattern of common stock price movement of the 100 common stocks.

         Publisher:  Standard & Poor's

         Required Disclosure: The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P 500 to track general stock market performance. S&P's only relationship to Merrill Lynch Capital Services, Inc. and ML&Co. (other than transactions entered into in the ordinary course of business) is the licensing of certain servicemarks and trade names of S&P and of the S&P 500 which is determined, composed and calculated by S&P without regard to ML&Co. or the Notes. S&P has no obligation to take the needs of ML&Co. or the holders of the Notes into consideration in determining, composing or calculating the S&P 500. S&P is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are to initially be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

         The Nasdaq-100 Index

         Description of Nasdaq-100: The NASDAQ-100 Index includes 100 of the largest domestic and international non-financial companies listed on The NASDAQ Stock Market based on market capitalization. The Index reflects companies across major industry groups including computer hardware and software, telecommunications, retail/wholesale trade and biotechnology. It does not contain financial companies including investment companies.

         Publisher:  The Nasdaq Stock Market, Inc.

         Required Disclosure: The Notes are not sponsored, endorsed, sold or promoted by, The Nasdaq Stock Market, Inc. (including its affiliates) (the Nasdaq, with its affiliates, are referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Notes. The Corporations make no representation or warranty, express or implied to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly, or the ability of the NASDAQ-100 Index(R) to track general stock market performance. The Corporations' only relationship to ML&Co. is in the licensing of the NASDAQ-100(R), NASDAQ-100 Index(R), and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the NASDAQ-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to ML&Co. or the Notes. Nasdaq has no obligation to take the needs of ML&Co. or the owners of the Notes into consideration in determining, composing or calculating the NASDAQ-100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Notes.

         THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ML&CO., OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

         The Dow Jones EURO STOXX 50 Index

         Description of STOXX 50: The STOXX 50 is composed of 50 component stocks of market sector leaders from within the Dow Jones Euro STOXX Index, which includes stocks selected from the Eurozone.

         Publisher:  STOXX Limited

         "STOXX" is the registered trademark of STOXX Limited.

         Nikkei 225 Stock Average

         Description of Nikkei 225: The Nikkei 225 is intended to provide an indication of the pattern of common stock price movement of the 225 most actively traded common stocks on the Tokyo Stock Exchange. The Nikkei 225 is a modified price-weighted index which means that an underlying stock's weight in the Nikkei 225 is based on its price per share rather than the total market capitalization of the issuer.

         Publisher:  Nihon Keizai Shimbun, Inc. ("NKS")

         Required Disclosure: NKS is under no obligation to continue the calculation and dissemination of the Nikkei 225. The Notes are not sponsored, endorsed, sold or promoted by NKS. No inference should be drawn from the information contained in this Pricing Supplement that NKS makes any representation or warranty, implied or express, to ML&Co., the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Nikkei 225 to track general stock market performance. NKS has no obligation to take the needs of ML&Co. or the holders of the Notes into consideration in determining, composing or calculating the Nikkei 225. NKS is not responsible for, and has not participated in the determination of the timing of, prices for, or quantities of, the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be settled in cash. NKS has no obligation or liability in connection with the administration, marketing or trading of the Notes.

         Each Component Publisher will add or delete stocks due to events such as the bankruptcy or merger of the issuer of a stock. The Component Publisher may reevaluate the composition of the stocks underlying the Basket Component at specified intervals to assure that they still meet the selection criteria or any ongoing eligibility criteria.

         The Component Publisher is under no obligation to continue the calculation and dissemination of that Basket Component and that Component Publisher may change the method by which that Basket Component is calculated. The Component Publishers are under no obligation to take the needs of ML&Co. or the holders of the Notes into consideration in determining, composing or calculating the Basket Components.

Adjustments to the Basket Components; Market Disruption Events

         If at any time a Component Publisher changes its method of calculating a Basket Component, or the value of a Basket Component changes, in any material respect, or if a Basket Component is in any other way modified so that such Basket Component does not, in the opinion of the Calculation Agent, fairly represent the value of the Basket Component had any changes or modifications not been made, then, from and after that time, the Calculation Agent shall, at the close of business in New York, New York, on each date that the closing level of the Basket is to be calculated, make any adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the relevant Basket Component as if no changes or modifications had been made, and calculate the closing level with reference to the Basket Component, as so adjusted. Accordingly, if the method of calculating a Basket Component is modified so that the value of such Basket Component is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the Calculation Agent shall adjust the Basket Component in order to arrive at a value of the Basket Component as if it had not been modified, e.g., as if a split had not occurred.

         "Market Disruption Event" means the occurrence or existence of any suspension of, or limitation imposed on, trading in securities comprising any Basket Component, by reason of movements in price exceeding limits permitted by the relevant exchange or otherwise, during the one-half hour period that ends at the regular official weekday time at which trading on the Component Exchange (defined below) related to that Basket Component occurs, on:

                  (A) the Component Exchange in securities that comprise 20% or more of the value of that Basket Component; or

                  (B) any exchanges on which futures or options on that Basket Component or the securities comprising such Basket Component are traded in those options or futures if, in the determination of the Calculation Agent, that suspension or limitation is material.

         For the purpose of the above definition:

                  (1) a limitation on the hours and number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular hours of the relevant exchange; and

                  (2) a limitation on trading imposed during the course of a day by reason of movements in price otherwise exceeding levels permitted by the relevant exchange will constitute a Market Disruption Event.

         "Component Exchange" means, with respect to any Basket Component, the principal exchange on which the shares comprising that Basket Component are traded.

Discontinuance of a Basket Component

         If a Component Publisher discontinues publication of a Basket Component and the Component Publisher or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to such Basket Component (a "successor index"), then, upon the Calculation Agent's notification of any determination to the trustee and ML&Co., the Calculation Agent will substitute the successor index as calculated by the relevant Component Publisher or any other entity for the Basket Component and calculate the closing level of the Basket as described above under "Amount Payable at Maturity". Upon any selection by the Calculation Agent of a successor index, ML&Co. shall cause notice to be given to holders of the Notes.

         In the event that a Component Publisher discontinues publication of the relevant Basket Component and:

         o    the Calculation Agent does not select a successor index; or

         o the successor index is no longer published on any of the Calculation Days,

the Calculation Agent will compute a substitute value for such Basket Component in accordance with the procedures last used to calculate that Basket Component before any discontinuance. If a successor index is selected or the Calculation Agent calculates a value as a substitute for the Basket Component as described below, the successor index or value will be used as a substitute for the Basket Component for all purposes, including for purposes of determining whether a Market Disruption Event exists.

         If a Component Publisher discontinues publication of a Basket Component before the period during which the Ending Value is to be determined, and the Calculation Agent determines that no successor index is available at that time, then on each Calculation Day until the earlier to occur of:

         o    the determination of the Ending Value and

         o a determination by the Calculation Agent that a successor index is available,

the Calculation Agent will determine the value that would be used in computing the closing level of the Basket as described in the preceding paragraph as if that day were a Calculation Day. The Calculation Agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation, and arrange for information with respect to these values to be made available by telephone.

         Notwithstanding these alternative arrangements, discontinuance of the publication of any Basket Component may adversely affect the value of the Notes.

Events of Default and Acceleration

         In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a beneficial owner of a Note upon any acceleration permitted by the Notes, with respect to each $1,000 principal amount of the Notes, will be equal to (i) $1,000 plus (ii) the product of (a) the Participation Rate times (b) $1,000 times (c) the percentage increase in the Ending Value over the Starting Value, if any, calculated as though the date of early repayment was the stated maturity date of the Notes; provided, however, the Ending Value equals the average of the closing levels determined on the five Basket Business Days immediately preceding the date of the acceleration, regardless of whether a Market Disruption Event occurs or is continuing, plus the closing level determined on each of the Calculations Days, if any, prior to such date of acceleration. See "Amount Payable at Maturity" in this Pricing Supplement. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the beneficial owner of a Note may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the principal amount of the Note plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding was the maturity date of the Notes.

         In case of default in payment at the maturity date of the Notes, whether at their stated maturity or upon acceleration, from and after the maturity date the Notes will bear interest, payable upon demand of their beneficial owners, at the rate of 1.25% per annum to the extent that payment of any interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

Hypothetical Historical Data on the Basket

         The following table sets forth the hypothetical level of the Basket at the end of each month (the "Hypothetical Historical Month-End Closing Level"), in the period from January 1997 through October 2003 calculated as if the Basket had existed during that period. The historical values of the Basket Components used to calculate this hypothetical historical data can be found in Annex A attached hereto. All hypothetical historical data presented in the following table were calculated by the calculation agent. The closing levels have been calculated hypothetically on the same basis that the Basket is currently calculated. The Hypothetical Historical Month-End Closing Level was set to 100 on November 12, 2003 and the Multipliers listed above were used to provide an illustration of past movements of the Hypothetical Historical Month-End Closing Level only. We have provided this historical information to help you evaluate the behavior of the Basket in various economic environments; however, these hypothetical historical data on the Basket are not necessarily indicative of the future performance of the Basket or what the value of the Notes may be. Any historical upward or downward trend in the level of the Basket during any period set forth below is not any indication that the Basket is more or less likely to increase or decrease at any time during the term of the Notes.


                 Hypothetical Historical Levels of the Basket
-----------------------------------------------------------------------------------------------------------------------
                                 1997        1998         1999         2000         2001         2002          2003
                                -------     --------    ----------   -----------  ----------   ---------    -----------
January                          93.205      104.426      132.883      175.622      150.716      111.469       79.206
February                         93.382      110.671      127.790      188.823      131.099      108.732       78.252
March                            90.755      114.526      135.533      196.871      122.654      113.623       77.096
April                            95.931      113.324      140.974      182.313      134.324      107.833       82.818
May                             101.073      113.616      136.948      170.929      131.747      105.906       87.046
June                            104.834      117.937      146.451      179.969      129.025       96.375       89.466
July                            111.097      119.615      143.931      173.503      123.190       87.336       92.798
August                          102.468      101.939      145.532      185.864      112.428       86.909       96.148
September                       105.256      103.343      143.830      171.638       99.531       77.278       93.709
October                          98.279      109.143      152.621      166.122      105.494       83.075       99.361
November                        101.295      118.554      162.337      149.224      113.717       88.900
December                         99.195      124.113      180.861      145.337      114.606       81.650


         The following graph sets forth the hypothetical historical performance of the Basket at the end of each month from January 1997 through October 2003. Past movements of the Basket are not necessarily indicative of the future closing levels of the Basket. On November 12, 2003 the closing level of the Basket was 100.00.



               Hypothetical Historical Performance of the Basket

                              [GRAPHIC OMITTED]

[The graph appearing here sets forth the hypothetical historical performance of the Basket at the end of each month from January 1997 through October 2003. The horizontal axis shows months from January 1997 through October 2003. The vertical axis shows numbers 0 to 250 in increments of 50.]



         This graph is for historical information only and should not be used or interpreted as a forecast or indication of future stock performance, interest rate levels or variable returns applicable to the Notes.

                     UNITED STATES FEDERAL INCOME TAXATION


         Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, counsel to ML&Co., as to certain United States Federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities, persons holding Notes in a tax-deferred or tax-advantaged account, U.S. Holders (as defined below) whose functional currency is not the United States dollar, persons subject to the alternative minimum tax, or persons holding Notes as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this Pricing Supplement). The following discussion also assumes that the issue price of the Notes, as determined for United States Federal income tax purposes, equals the principal amount thereof. Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

         As used in this Pricing Supplement, the term "U.S. Holder" means a beneficial owner of a Note that is for United States Federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity treated as a corporation or a partnership created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (c) an estate the income of which is subject to United States Federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, which are treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term "non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder.

General

         There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States Federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States Federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States Federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the "IRS") in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.'s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States Federal income tax purposes. The following discussion of the principal United States Federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the assumption that each Note will be treated as a debt instrument of ML&Co. for United States Federal income tax purposes. If the Notes are not in fact treated as debt instruments of ML&Co. for United States Federal income tax purposes, then the United States Federal income tax treatment of the purchase, ownership and disposition of the Notes could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Note could differ from the timing and character of income, gain or loss recognized in respect of a Note had the Notes in fact been treated as debt instruments of ML&Co. for United States Federal income tax purposes.

U.S. Holders

         On June 11, 1996, the Treasury Department issued final regulations (the "Final Regulations") concerning the proper United States Federal income tax treatment of contingent payment debt instruments such as the Notes, which apply to debt instruments issued on or after August 13, 1996 and, accordingly, will apply to the Notes. In general, the Final Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a contingent payment debt instrument under general principles of prior United States Federal income tax law. Specifically, the Final Regulations generally require a U.S. Holder of such an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the Final Regulations, any gain recognized by a U.S. Holder on the sale, exchange or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The Final Regulations provide no definitive guidance as to whether or not an instrument is properly characterized as a debt instrument for United States Federal income tax purposes.

         In particular, solely for purposes of applying the Final Regulations to the Notes, ML&Co. has determined that the projected payment schedule for the Notes will consist of payment on the Stated Maturity Date of an amount equal to $1,177.17 per $1,000 principal amount of Notes (the "Projected Redemption Amount"). This represents an estimated yield on the Notes equal to 3.29% per annum, compounded semiannually. Accordingly, during the term of the Notes, a U.S. Holder of a Note will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the Note that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the Note. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six-month period during which the Notes are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the Note's adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes a Note's adjusted issue price will equal the Note's issue price per $1,000 principal amount of Notes (i.e., $1,000), increased by the interest previously accrued on the Note. At maturity of a Note, in the event that the payment at the Stated Maturity Date (the "Actual Redemption Amount") with respect to $1,000 principal amount of Notes exceeds $1,177.17 per $1,000 principal amount of Notes (i.e., the Projected Redemption Amount), a U.S. Holder will be required to include the excess of the Actual Redemption Amount over $1,177.17 per $1,000 principal amount of Notes (i.e., the Projected Redemption Amount) in income as ordinary interest on the Stated Maturity Date. Alternatively, in the event that the Actual Redemption Amount, if any, is less than $1,177.17 per $1,000 principal amount of Notes (i.e., the Projected Redemption Amount), the excess of $1,177.17 per $1,000 principal amount of Notes (i.e., the Projected Redemption Amount) over the Actual Redemption Amount will be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which the Stated Maturity Date occurs to the extent of the amount of that includible interest. Further, a U.S. Holder will be permitted to recognize and deduct, as an ordinary loss that is not subject to the limitations applicable to miscellaneous itemized deductions, any remaining portion of the Projected Redemption Amount (i.e., $1,177.17 per $1,000 principal amount of Notes) in excess of the Actual Redemption Amount that is not treated as an interest offset pursuant to the foregoing rules. In addition, U.S. Holders purchasing a Note at a price that differs from the adjusted issue price of the Note as of the purchase date (e.g., subsequent purchasers) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

         Upon the sale or exchange of a Note prior to the Stated Maturity Date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon such sale or exchange and the U.S. Holder's adjusted tax basis in the Note as of the date of disposition. A U.S. Holder's adjusted tax basis in a Note generally will equal such U.S. Holder's initial investment in the Note increased by any interest previously included in income with respect to the Note by the U.S. Holder. Any taxable gain will be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder's total interest inclusions on the Note. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder's holding period for the Note). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the Final Regulations will be treated as original issue discount.

         All prospective investors in the Notes should consult their own tax advisors concerning the application of the Final Regulations to their investment in the Notes. Investors in the Notes may also obtain the projected payment schedule, as determined by ML&Co. for purposes of applying the Final Regulations to the Notes, by submitting a written request for such information to Merrill Lynch & Co., Inc., Corporate Secretary's Office, 222 Broadway, 17th Floor, New York, New York 10038, (212) 670-0432,
corporatesecretary@exchange.ml.com.

         The projected payment schedule (including both the Projected Redemption Amount and the estimated yield on the Notes) has been determined solely for United States Federal income tax purposes (i.e., for purposes of applying the Final Regulations to the Notes), and is neither a prediction nor a guarantee of what the Actual Redemption Amount will be, or that the Actual Redemption Amount will even exceed $1,000 per $1,000 principal amount of Notes.

         The following table sets forth the amount of interest that will be deemed to have accrued with respect to each Note during each accrual period over the term of the Notes based upon the projected payment schedule for the Notes (including both the Projected Redemption Amount and an estimated yield equal to 3.29% (compounded semiannually)) as determined by ML&Co. for purposes of applying the Final Regulations to the Notes:



                                                                              Interest deemed to      Total interest deemed
                                                                               accrue on a Note         to have accrued on
                                                                                during accrual          a Note as of end of
                                                                              period (per $1,000            accrual period
                                                                              principal amount of       (per $1,000 principal
          Accrual Period                                                             Notes)               amount of Notes)
          --------------                                                      ---------------------   -----------------------
November 20, 2003 through May 20, 2004.................................             $16.40                   $16.40
May 21, 2004 through November 20, 2004.................................             $16.72                   $33.12
November 21, 2004 through May 20, 2005.................................             $17.00                   $50.12
May 21, 2005 through November 20, 2005.................................             $17.27                   $67.39
November 21, 2005 through May 20, 2006.................................             $17.56                   $84.95
May 21, 2006 through November 20, 2006.................................             $17.85                  $102.80
November 21, 2006 through May 20, 2007.................................             $18.14                  $120.94
May 21, 2007 through November 20, 2007.................................             $18.44                  $139.38
November 21, 2007 through May 20, 2008.................................             $18.74                  $158.12
May 21, 2008 through November 20, 2008.................................             $19.05                  $177.17


_________
Projected Redemption Amount = $1,177.17 per $1,000 principal amount of Notes.

Non-U.S. Holders

         A non-U.S. Holder will not be subject to United States Federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a Note, unless such non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code of 1986, as amended. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt, or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the "Withholding Agent") must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that such owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

         Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of such individual's death, payments in respect of such Note would have been effectively connected with the conduct by such individual of a trade or business in the United States.

Backup withholding

         Backup withholding at the applicable statutory rate of United States Federal income tax may apply to payments made in respect of the Notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

         In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

         Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States Federal income tax provided the required information is furnished to the IRS.

                             ERISA CONSIDERATIONS

         Each fiduciary of a pension, profit-sharing or other employee benefit plan or an individual retirement account or a Keogh Plan (a "plan") should consider whether an investment in the Notes would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or Section 4975 of the Internal Revenue Code (the "Code") or would be prohibited given the election not to sell to certain entities subject to ERISA described below.

         Section 406 of ERISA and Section 4975 of the Code prohibit plans, from engaging in certain transactions involving "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code ("parties in interest") with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) ("similar law arrangements") are not subject to the requirements of ERISA or
Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws ("similar laws").

         The acquisition of the Notes by a plan with respect to which the ML&Co., MLPF&S, or certain of their affiliates is or becomes a party in interest may constitute or result in prohibited transaction under ERISA or
Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or "PTCEs", that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

         (1) PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

         (2) PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

         (3) PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

         (4) PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

         (5) PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

         The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include "plan assets" by reason of any plan's investment in the entity (a "plan asset entity") or (3) any person investing "plan assets" of any plan, unless in each case the purchaser or holder is not subject to ERISA and is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that either (1) it is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with "plan assets" of any plan or plan asset entity or (2) it is not subject to ERISA and, with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is subject to any similar laws will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of such laws.


         The sale of any Notes to a plan is in no respect a representation by ML&Co., MLPF&S or any of their respective affiliates that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is otherwise appropriate for plans generally or any particular plan.

         EACH PURCHASER OF THE NOTES WILL BE REQUIRED TO REPRESENT AND WARRANT THAT EITHER (A) IT IS NOT, AND IS NOT ACTING ON BEHALF OF, A PLAN SUBJECT TO ERISA OR SECTION 4975 OF THE CODE OR A FOREIGN, GOVERNMENTAL OR CHURCH PLAN WHICH IS SUBJECT TO ANY FOREIGN, FEDERAL, STATE OR LOCAL LAW THAT IS MATERIALLY SIMILAR TO THE PROHIBITED TRANSACTION PROVISIONS OF SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE OR (B) IT IS NOT, AND IS NOT ACTING ON BEHALF OF, A PLAN SUBJECT TO ERISA, AND ITS PURCHASE AND OWNERSHIP OF NOTES WILL NOT RESULT IN A NONEXEMPT PROHIBITED TRANSACTION UNDER SECTION 4975 OF THE CODE (OR, IN THE CASE OF A FOREIGN, GOVERNMENTAL OR CHURCH PLAN, A VIOLATION OF ANY MATERIALLY SIMILAR FEDERAL, STATE OR LOCAL LAW).

         Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with "plan assets" of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.



                             PLAN OF DISTRIBUTION

         As described in the "The Plan of Distribution" in the accompanying Prospectus Supplement, MLPF&S is purchasing the Notes, as principal, from ML&Co., for resale through an affiliate to dealers that will resell the Notes to investors and other purchasers at the Issue Price set forth on the cover of this Pricing Supplement. After the initial public offering, the Issue Price may be changed.

                                    ANNEX A

         The following tables set forth the value of each of the S&P 500, the Nasdaq-100, the STOXX 50 and the Nikkei 225 indices at the end of each month, in the period from January 1997 through October 2003. These historical data on the Basket Components are not necessarily indicative of the future performance of the Basket, the Notes or what the value of the Notes may be. Any historical upward or downward trend in the value of any of the Basket Components during any period set forth below is not an indication that any Basket Component is more or less likely to increase or decrease at any time during the term of the Notes.



                                               S&P 500 Index Month-end Values

                           1997          1998          1999          2000          2001          2002          2003
                           ----          ----          ----          ----          ----          ----          ----
January                  786.16        980.28       1279.64       1394.46       1366.01       1130.20        855.70
February                 790.82       1049.34       1238.33       1366.42       1239.94       1106.73        841.15
March                    757.12       1101.75       1286.37       1498.58       1160.33       1147.39        848.18
April                    801.34       1111.75       1335.18       1452.43       1249.46       1076.92        916.92
May                      848.28       1090.82       1301.84        1420.6       1255.82       1067.14        963.59
June                     885.14       1133.84       1372.71        1454.6       1224.42        989.82        974.50
July                     954.29       1120.67       1328.72       1430.83       1211.23        911.62        990.31
August                   899.47        957.28       1320.41       1517.68       1133.58        916.07       1008.01
September                947.28       1017.01       1282.71       1436.51       1040.94        815.28        995.97
October                  914.62       1098.67       1362.93       1429.40       1059.78        885.76       1050.71
November                 955.40       1163.63       1388.91       1314.95       1139.45        936.31
December                 970.43       1229.23       1469.25       1320.28       1148.08        879.82


                                          Nasdaq-100 Index Month-end Values

                           1997          1998          1999          2000          2001          2002          2003
                           ----          ----          ----          ----         -----          ----          ----
January                  921.55       1071.13       2127.19       3570.05       2593.00       1550.17        983.05
February                 850.46       1194.13       1925.28       4266.94       1908.32       1359.22       1009.74
March                    797.06       1220.66       2106.39       4397.84       1573.25       1452.81       1018.66
April                    874.74       1248.12       2136.39       3773.18       1855.15       1277.07       1106.06
May                      958.85       1192.07       2089.70       3324.08       1799.89       1208.34       1197.89
June                     957.30       1337.34       2296.77       3763.79       1830.19       1051.41       1201.69
July                    1107.03       1377.26       2270.93       3609.35       1683.61        962.11       1276.94
August                  1074.17       1140.34       2396.87       4077.59       1469.70        942.38       1341.20
September               1097.17       1345.48       2407.90       3570.61       1168.37        832.52       1303.70
October                 1019.62       1400.52       2637.44       3282.30       1364.78        989.54       1416.39
November                1050.51       1557.96       2966.71       2506.54       1596.05       1116.10
December                 990.80       1836.01       3707.83       2341.70       1577.05        984.36



                                      Dow Jones EURO STOXX 50 Index Month-end Values

                           1997          1998          1999          2000          2001          2002          2003
                           ----          ----          ----          ----          ----          ----          ----
January                 2005.36       2676.03       3547.15       4684.48       4779.90       3670.26       2248.17
February                2077.22       2878.04       3484.24       5182.62       4318.88       3624.74       2140.73
March                   2137.28       3153.32       3559.86       5249.55       4185.00       3784.05       2036.86
April                   2164.68       3120.94       3757.87       5303.95       4525.01       3574.23       2324.23
May                     2220.86       3357.77       3629.46       5200.89       4426.24       3425.79       2330.06
June                    2398.41       3406.82       3788.66       5145.35       4243.91       3133.39       2419.51
July                    2674.83       3480.63       3638.62       5122.80       4091.38       2685.79       2519.79
August                  2407.58       2978.12       3769.14       5175.12       3743.97       2709.29       2556.71
September               2581.36       2670.97       3669.71       4915.18       3296.66       2204.39       2395.87
October                 2331.25       2887.11       3922.91       5057.46       3478.63       2518.99       2575.04
November                2423.74       3179.09       4314.38       4790.08       3658.27       2656.85
December                2531.99       3342.32       4904.46       4772.39       3806.13       2386.41

                                        Nikkei 225 Stock Average Month-end Values

                           1997          1998          1999          2000          2001          2002          2003
                           ----          ----          ----          ----          ----          ----          ----
January                   18330         16628         14499         19540         13844          9998          8340
February                  18557         16832         14368         19960         12884         10588          8363
March                     18003         16527         15837         20337         13000         11025          7973
April                     19151         15641         16702         17974         13934         11493          7831
May                       20069         15671         16112         16332         13262         11764          8425
June                      20605         15830         17530         17411         12969         10622          9083
July                      20331         16379         17862         15727         11861          9878          9563
August                    18229         14108         17437         16861         10714          9619         10344
September                 17888         13406         17605         15747          9775          9383         10219
October                   16459         13565         17942         14540         10366          8640         10560
November                  16636         14884         18558         14649         10697          9216
December                  15259         13842         18934         13786         10543          8579




                                                          A-2